UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated January 13, 2025, announcing the roadshow plan for debt instrument.

Istanbul, January 13, 2025

Announcement Regarding Investor Roadshow Plan for Debt Instrument

Our Company plans to issue debt instruments, including sustainable and conventional bonds, under the U.S. legislation “Rule 144A” and non-U.S. legislation “Regulation S” formats, to be sold to qualified investors outside Türkiye. In this context, investor meetings are scheduled to be held in the United Kingdom and the United States of America commencing on January 13, 2025, organized by the authorized banks and with the participation of our Company’s executives. The final decision regarding the issuance of bonds, including the issue amount and terms, will be determined based on market developments following the meetings.

The debt instruments are planned to be listed on the Irish Stock Exchange (Euronext Dublin) and traded on its Global Exchange Market (GEM). The debt instruments are expected to be assigned a ‘BB’ credit rating from S&P Global and a ‘BB-’ credit rating from Fitch Ratings.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Disclaimer

This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered, sold or delivered within the United States or to or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 13, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 13, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer